FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:      August 2009

Commission File Number:      000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 Document 2 Document 3 Document 4	News Release dated August 6, 2009 Material Change Report dated August 6, 2009 News Release dated August 13, 2009 Material Change Report dated August 13, 2009

Document 1

#711-675 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6B 1N2
TELEPHONE: 604-685-2222
FAX: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: August 6, 2009	TSX-V:AGX

Amador Gold Samples 75.0 g/T Gold on New Zone at Horwood Property

o	OTHER SAMPLES INCLUDE 57.1 G/T, 48.3 G/T, AND 43.3 G/T GOLD

o	COMPANY'S HIGHEST GRADE SAMPLES DISCOVERED TO DATE ON HORWOOD PROPERTY

VANCOUVER – Amador Gold Corp. (TSX-V:AGX) (the “Company”) is pleased to announce that its recent exploration program has identified new high-grade gold targets at the Horwood Property situated approximately 85 km southwest of Timmins, Ontario.

An audio summary of this release and the Horwood property has been prepared by Peter Caldbick, the Company’s PGeo for the Horwood Project, and is available through AGORACOM Investor Relations via the following link (link will go live at approximately 9:30am EST, August 6, 2009):

http://smallcapepicenter.com/executive/AGXbtpr06August2009/index.htm

Previous exploration programs had confirmed the presence of both gold and volcanogenic massive sulphide-style (VMS) mineralization at the wholly owned project. Previously reported grab samples from quartz veins within gabbros returned values of 17.30 g/t (grams per tonne) gold, 22.72 g/t gold and 19.68 g/t gold.

Recent trenching and stripping activities have exposed a series of narrow, parallel quartz veins hosted within a granodioritic pluton known as the Horwood Peninsula Pluton (HPP) proximal to a granodiorite mafic metavolcanic contact.

The quartz veins are described as parallel sets of shallow, southeast-dipping blue-grey veins with semi-massive bands of pyrite and carbonate alteration up to 0.5 meters in width and trending 240 degrees southwest.

A larger (30 cm) shear-hosted vein shows massive sulphide sections with mostly pyrrhotite and pyrite with trace chalcopyrite. This structure dips more steeply to the north and shows strike length potential.

o	Seven grab samples were taken, with four of the seven returning grades of 75.0 g/t gold, 57.1 g/t gold, 48.3 g/t gold and 43.3 g/t gold with the remaining samples containing anomalous values of concentrated gold.

Further prospecting has revealed additional veins on strike within 100 meters of the recent stripping. Additional stripping and trenching has commenced to further expose the multiple vein sets, to be followed by a program of systematic channel sampling.

Amador’s geological team is also compiling geophysical data in the area to select additional prospective targets, as much of the property is covered by overburden.

For recent highlights from the Horwood project as well as a summary of the Company’s other Ontario exploration work please see the news release dated July 15, 2009 or click on the following link:

http://www.amadorgoldcorp.com/s/NewsReleases.asp?ReportID=356042&_Type=News-Releases&_Title=Amador-Gold-Corp.-Provides-Summary-on-Ontario-Projects

The Horwood Project is located approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

Peter Caldbick, P.Geo. is the qualified person for the purposes of National Instrument 43-101 for the Company's Horwood Project. the contents of this news release has been reviewed and approved by Peter Caldbick.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project which recently completed its spring drill program and the Horwood gold project.

For information on active projects and to see Smartstox interviews with Company president, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries: Phone: Email: Website:	Kevin Hull, Investor Relations (604) 685-2222 info@amadorgold.com www.amadorgoldcorp.com
AGORACOM Investor Relations: Email: Website:	AGX@agoracom.com http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To:	British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Item 1.	Name and Address of Company - Amador Gold Corp., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.	Date of Material Change - August 6, 2009.

Item 3.	News Release - News Release issued August 6, 2009 at Vancouver, BC.

Item 4.	Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) is pleased to announce that its recent exploration program has identified new high-grade gold targets at the Horwood Property situated approximately 85 km southwest of Timmins, Ontario.

Item 5.	Full Description of Material Change - Amador Gold Corp. (TSX-V:AGX) is pleased to announce that its recent exploration program has identified new high-grade gold targets at the Horwood Property situated approximately 85 km southwest of Timmins, Ontario.

An audio summary of this release and the Horwood property has been prepared by Peter Caldbick, the Company's PGeo for the Horwood Project, and is available through AGORACOM Investor Relations via the following link (link will go live at approximately 9:30am EST, August 6, 2009):

http://smallcapepicenter.com/executive/AGXbtpr06August2009/index.htm

Previous exploration programs had confirmed the presence of both gold and volcanogenic massive sulphide-style (VMS) mineralization at the wholly owned project. Previously reported grab samples from quartz veins within gabbros returned values of 17.30 g/t (grams per tonne) gold, 22.72 g/t gold and 19.68 g/t gold.

Recent trenching and stripping activities have exposed a series of narrow, parallel quartz veins hosted within a granodioritic pluton known as the Horwood Peninsula Pluton (HPP) proximal to a granodiorite mafic metavolcanic contact.

The quartz veins are described as parallel sets of shallow, southeast-dipping blue-grey veins with semi-massive bands of pyrite and carbonate alteration up to 0.5 meters in width and trending 240 degrees southwest.

A larger (30 cm) shear-hosted vein shows massive sulphide sections with mostly pyrrhotite and pyrite with trace chalcopyrite. This structure dips more steeply to the north and shows strike length potential.

o      Seven grab samples were taken, with four of the seven returning grades of 75.0 g/t gold, 57.1 g/t gold, 48.3 g/t gold and 43.3 g/t gold with the remaining samples containing anomalous values of concentrated gold.

Further prospecting has revealed additional veins on strike within 100 meters of the recent stripping.  Additional stripping and trenching has commenced to further expose the multiple vein sets, to be followed by a program of systematic channel sampling.

Amador's geological team is also compiling geophysical data in the area to select additional prospective targets, as much of the property is covered by overburden.

For recent highlights from the Horwood project as well as a summary of the Company's other Ontario exploration work please see the news release dated July 15, 2009 or click on the following link:

http://www.amadorgoldcorp.com/s/NewsReleases.asp?ReportID=356042&_Type=News-Releases&_Title=Amador-Gold-Corp.-Provides-Summary-on-Ontario-Projects

The Horwood Project is located approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

Peter Caldbick, P.Geo. is the qualified person for the purposes of National Instrument 43-101 for the Company's Horwood Project. The contents of this news release has been reviewed and approved by Peter Caldbick.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 - Not applicable.

Item 7.	Omitted Information - The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9.	Date of Report - Dated at Vancouver, British Columbia, this 6th day of August 2009.

Document 3

#711-675 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6B 1N2
TELEPHONE: 604-685-2222
FAX: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: August 6, 2009	TSX-V:AGX

Amador Gold to Commence Trenching and Stripping Program on Multiple Vein Sets Discovered on Strike with Recent High-Grade Gold Samples

o	RECENT HIGH-GRADE SAMPLES INCLUDE 75.0 G/T, 57.1 G/T, 48.3 G/T, AND 43.3 G/T GOLD

o	VEINS APPEAR TO BE OCCURING IN PROXIMITY TO MAJOR FOLDS IDENTIFIED USING VTEM DATA

VANCOUVER, — Amador Gold Corp. (TSX-V:AGX) (the “Company”) is pleased to announce trenching and stripping has been planned on new high-grade gold vein targets recently discovered on the Horwood Property, situated approximately 85 km southwest of Timmins, Ontario.

These new targets are approximately 100 meters away from and on strike with a multiple vein set which was recently sampled returning assays as high as 75.0 g/T gold. Other samples taken from the same set include: 57.1 g/T, 48.3 g/T and 43.3 g/T gold.

Stripping and trenching will be followed by a program of systematic channel sampling. The entire property has been flown with the airborne VTEM system and it appears that a number of the high-grade samples occur in close proximity to structural folds.

“Being able to review the VTEM data beforehand and pinpoint target areas allows us a major advantage not available to previous operators, as a large part of the property is covered by overburden. Discovering high-grade gold in these areas is extremely encouraging as the apparent structural folds may allow for the concentration of gold and other mineral-bearing fluids.” comments Company President, Richard Hughes.

The Company’s latest press release includes a link to an audio interview with Project Geologist, Peter Caldbick, discussing the significance of the recent high-grade samples as well as the how the Horwood geology fits in to the various geological trends within the Timmins camp. To listen to the interview please click on the following link:

http://www.smallcapepicenter.com/executive/AGXyahoo6August2009/index.htm

Other gold zones identified on the Horwood property include the Bend Zone and the Gabbro Zone approximately 2 kilometers southwest of the recent high grade gold samples. Previous drilling on the Bend Zone returned 12.34 g/t Au over 2.40 meters (reported previously in Feb 2008 press release). These and other areas are currently being reviewed for further exploration initiatives and possible follow up drilling.

The Horwood Project is located approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company’s Horwood Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project which recently completed its spring drill program and the Horwood gold project.

For information on active projects and to see Smartstox interviews with Company president, Richard Hughes, please visit the Company’s website at www.amadorgoldcorp.com.

Contact Information

Corporate Inquiries: Phone: Email: Website:	Kevin Hull, Investor Relations (604) 685-2222 info@amadorgold.com www.amadorgoldcorp.com
AGORACOM Investor Relations: Email: Website:	AGX@agoracom.com http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 4

MATERIAL CHANGE REPORT

To:	British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Item 1.	Name and Address of Company - Amador Gold Corp., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.	Date of Material Change - August 13, 2009.

Item 3.	News Release - News Release issued August 13, 2009 at Vancouver, BC.

Item 4.	Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) announces trenching and stripping has been planned on new high-grade gold vein targets recently discovered on the Horwood Property, situated approximately 85 km southwest of Timmins, Ontario.

Item 5.	Full Description of Material Change - Amador Gold Corp. (TSX-V:AGX) announces trenching and stripping has been planned on new high-grade gold vein targets recently discovered on the Horwood Property, situated approximately 85 km southwest of Timmins, Ontario.

These new targets are approximately 100 meters away from and on strike with a multiple vein set which was recently sampled returning assays as high as 75.0 g/T gold. Other samples taken from the same set include: 57.1 g/T, 48.3 g/T and 43.3 g/T gold. Stripping and trenching will be followed by a program of systematic channel sampling. The entire property has been flown with the airborne VTEM system and it appears that a number of the high-grade samples occur in close proximity to structural folds.

"Being able to review the VTEM data beforehand and pinpoint target areas allows us a major advantage not available to previous operators, as a large part of the property is covered by overburden.  Discovering high-grade gold in these areas is extremely encouraging as the apparent structural folds may allow for the concentration of gold and other mineral-bearing fluids." comments Company President, Richard Hughes.

The Company's latest press release includes a link to an audio interview with Project Geologist, Peter Caldbick, discussing the significance of the recent high-grade samples as well as the how the Horwood geology fits in to the various geological trends within the Timmins camp. To listen to the interview please click on the following link:

http://www.smallcapepicenter.com/executive/AGXyahoo6August2009/index.htm

Other gold zones identified on the Horwood property include the Bend Zone and the Gabbro Zone approximately 2 kilometers southwest of the recent high grade gold samples.  Previous drilling on the Bend Zone returned 12.34 g/t Au over 2.40 meters (reported previously in Feb 2008 press release). These and other areas are currently being reviewed for further exploration initiatives and possible follow up drilling.

The Horwood Project is located approximately 60 km southwest of recent gold discoveries made by Lakeshore Gold Corp. and West Timmins Mining Inc.

Peter Caldbick, P.Geo., and Charles Hartley, P.Geo. are the qualified people for the purposes of National Instrument 43-101 for the Company's Horwood Project. Project supervision is by Charles Hartley and the contents of the press release have been reviewed and approved by Peter Caldbick.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 - Not applicable.

Item 7.	Omitted Information - The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9.	Date of Report - Dated at Vancouver, British Columbia, this 13th day of August 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP. (Registrant)
Date: August 18, 2009	By: /s/ Beverly J. Bullock Beverly J. Bullock, Corporate Secretary